Cadwalader, Wickersham & Taft LLP 227 West Trade Street, Charlotte, NC 28202 Tel +1 704 348 5100 Fax +1 704 348 5200 www.cadwalader.com

November 14, 2018

Katherine Hsu
Office Chief
Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Banc of America Merrill Lynch Commercial Mortgage Inc. Registration Statement on Form SF-3 (Commission File No. 333-228375)

Dear Ms. Hsu:

The purpose of the Registration Statement is (i) to file a new registration statement before the Registrant’s current registration statement on Form SF-3 (Commission File No. 333-206847), effective as of December 14, 2015 (the “Prior Registration Statement”), expires pursuant to Rule 415(a)(5) under the Securities Act of 1933, and (ii) to include on the enclosed Registration Statement the amount of mortgage pass-through certificates registered under the Prior Registration Statement that remain unsold (which amount of unsold securities, and associated previously paid registration fees, will be indicated on a pre-effective amendment to the Registration Statement).   The Registration Statement is substantially similar to the Registrant’s Prior Registration Statement, although it contains certain updated disclosures to take into account changes over the last three years.

We note in particular that the Registrant has added the below language to the form prospectus included as part of the Registration Statement following the definition of “Mortgaged Property” under the heading “Description of the Mortgage Pool—General”:

For purposes of this prospectus, a Mortgage Loan will be considered secured by a multifamily property or properties if each multifamily property consists of a single parcel or two or more contiguous or non-contiguous parcels that have an aggregate of five or more residential rental units that are collectively managed and operated.

The Registrant understands that the Staff of the Division of Corporation Finance has previously indicated that this language suggests that loans that would not satisfy the definition of “commercial real estate loan” under Regulation RR, such as the loans found in single-family rental securitizations, could be included in the asset pool.  The Registrant confirms that if loans that would not satisfy the definition of “commercial real estate loan” under Regulation RR are included in the asset pool, the retaining sponsor will hold risk retention pursuant to Rule 4 of

Henry A. LaBrun     Tel (704) 348-5149     Fax +1 (704) 348-5200     Henry.LaBrun@cwt.com

Regulation RR (standard risk retention), rather than through a third-party purchaser pursuant to Rule 7 of Regulation RR.

If you require any additional information, please feel free to call me at (704) 348-5149.

Very truly yours,

/s/ Henry A. LaBrun

Henry A. LaBrun